SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações Earnings Release Fourth Quarter 2003 Results[1]

Rio de Janeiro, Brazil - February 03, 2004

Embratel Participações S.A. (Embratel Participações or the “Company”) NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”).

1 All financial figures are in Reais and based on consolidated financial in “Brazilian Corporate Law”

FOURTH QUARTER REVENUE GROWS 4.4%
EBITDA reaches R$482 million
Annual EBITDA grows 23% to R$1.8 billion

Highlights

  Net revenue was R$1.9 billion in the fourth quarter of 2003 increasing 4.4 percent when compared to the previous 2003 quarter. Compared to the fourth quarter of 2002, net revenue rose 4.9 percent. Total net revenue for 2003 was R$7.0 billion.

  Fourth quarter 2003 performance resulted from strong long distance SMP revenues and from a growing stream of revenue from the local service business.

  EBITDA in the fourth quarter of 2003 was R$482 million. Full-year EBITDA was R$1.8 billion, representing a 22.7 percent growth relative to the prior year.

  In the fourth quarter of 2003, allowance for doubtful accounts dropped for eighth consecutive quarter, to 3.3 percent of gross revenues (4.4 percent of net revenues). In the year of 2003, allowance for bad debt fell 43.7 percent to R$353 million (3.8 percent of gross revenues) compared to R$627 million in the previous year (6.6 percent of gross revenues).

  Net income in the fourth quarter of 2003 was R$69 million compared to R$15 million in the previous 2003 quarter. Net income for 2003 was R$224 million compared to a loss of R$626 million in 2002.

  In the fourth quarter of 2003, Embratel issued a US$275 million bond, completed in December, the purpose of which is to replace expensive short-term debt by longer maturity financing. In the same quarter, R$185 million of debt was replaced.

  Short-term debt declined to R$1.2 billion in the fourth quarter of 2003 compared to R$2.6 billion in the fourth quarter of 2002. Net debt fell to R$2.9 billion at the end of the fourth quarter.

  Total capital expenditures in 2003 were R$489 million.

  In December, Embratel concluded the acquisition of Vésper and has launched its first, Embratel-Vésper service - the subscription-free phone line called Livre™.

Note: 2002 annual and quarterly income statement figures have been restated to reflect the reclassification of financial expenses related taxes made in the third quarter of 2003 (see Earnings Release dated October 27, 2003 for further information –www.embratel.com.br/ir-earnings)

Exhibit 1				% Var	% Var
R$ thousands	4Q02	3Q03	4Q03	YoY	QoQ	2002	2003	% Var

Net revenues	1,786,115	1,794,864	1,874,330	4.9%	4.4%	7,371,630	7,043,610	-4.4%

EBITDA	331,349	552,951	482,332	45.6%	-12.8%	1,453,506	1,782,986	22.7%
Ebitda Margin	18.6%	30.8%	25.7%	7.2 pp	-5.1 pp	19.7%	25.3%	5.6 pp

Operating income (EBIT)	30,782	266,881	194,572	532.1%	-27.1%	311,338	630,233	102.4%
Net income/(loss)	111,942	15,493	69,095	-38.3%	346.0%	(626,342)	223,634	nm

Data Communication Services

Exhibit 2				% Var	% Var
R$ thousands	4Q02	3Q03	4Q03	YoY	QoQ	2002	2003	% Var

Net data communications	470,624	437,343	425,534	-9.6%	-2.7%	1,832,439	1,756,144	-4.2%
Data & internet	451,321	411,234	396,478	-12.2%	-3.6%	1,756,507	1,658,908	-5.6%
Wholesale	19,303	26,109	29,056	50.5%	11.3%	75,932	97,236	28.1%

Demand for data services remains strong

Embratel's data communications revenues (Data & Internet and wholesale) were R$426 million in fourth quarter of 2003, representing a decline relative to the previous 2003, quarter. Compared to the same 2002 quarter, net data revenues declined 9.6 percent. The decline in data revenues is attributable primarily to price competition, and partly, in the quarter, to the consolidation of Vésper.

Demand for data services remains strong as evidenced by the growth in data volumes. Expressed in 2Mbit circuit-equivalent data grew 8.1 percent quarter-over-quarter and 39.4 percent year-over-year.

During the quarter Embratel continued to renew and gain major data contracts in the insurance, credit card, food and banking industries. Embratel won the bid for the outsourcing of Banco do Brasil's data network in Regions II and III. This 60-month contract represents a growth in the total amount of revenues obtained from this client. Additional revenue from this contract has not yet been reflected in the company's revenue stream.

In 2003, total data revenue was R$1,756 million compared to R$1,832 million in 2002. The decline in data revenues in the year is explained by the termination of the Service Agreement with UOL (see Second Quarter Earnings Release – July 29, 2003), overall price decreases and a weaker independent ISP market.

During the fourth quarter Embratel contracted its first Next Generation Network (NGN) to be implemented in the first quarter of 2004. Services will begin to be offered in Porto Alegre in the first quarter and later expanded to Rio and São Paulo. NGN networks converge the transport of voice, video, data and value added services in a single platform. The effort will be directed to the SOHO and residential markets and will allow Embratel to offer these services at very competitive prices, competing both in the local and ADSL markets. In contrast to other market players, Embratel does not have a conventional local switch network to replace, depreciate or write-off. Therefore, it has the flexibility to invest quickly and cost-effectively where it best sees opportunities.

Embratel's Click21™ is chosen as the best free Internet provider

Embratel's own free Internet service provider - Click21™, launched in the third quarter of 2003, ended the year with more than 400,000 subscribers. The regular users have a 20h/month usage. The provider’s superior quality (storage capacity, fast access, anti-spam and anti-virus features) was recognized by customers. On-line research by Acesso-Gratis.com, an Interlink demonstration site, rated Click21™ as the best free Internet provider in the fourth quarter of 2003. Click21™ was appointed as excellent in all criteria: dial-up speed, connection stability, speed, availability, uptime, server and technical support. "We outperformed, by far, all other free Internet providers in every criteria," said Shamim Khan, Vice President of Strategic Planning and Development.

Voice Services

Voice revenues grow 2.8 percent quarter-over-quarter and 5.0 percent compared to the fourth quarter of the prior year

Exhibit 5				% Var	% Var
R$ thousands	4Q02	3Q03	4Q03	YoY	QoQ	2002	2003	% Var

Net voice revenues	1,244,079	1,270,769	1,306,171	5.0%	2.8%	5,288,062	4,908,306	-7.2%
Domestic long distance	1,010,842	1,066,901	1,094,269	8.3%	2.6%	4,356,796	4,051,721	-7.0%
International long distance	233,237	203,868	211,902	-9.1%	3.9%	931,266	856,585	-8.0%

Domestic Long Distance

Domestic long distance revenues continues to grow

Domestic long distance revenue was R$1,094 million representing a 2.6 percent increase compared to the previous 2003 quarter. Compared to the fourth quarter of 2002, domestic long distance revenue rose 8.3 percent. SMP long distance revenue grew strongly in the fourth quarter of 2003 as more users were permitted to choose their carrier of preference. "When customers have a choice, they overwhelmingly choose Embratel, as evidenced by the surge in Embratel's long distance SMP traffic " said Jorge Rodriguez, President of Embratel. It is also a clear demonstration that there is a key difference between the Brazilian and the US markets. In Brazil, per call selection on cellular originated calls, enable long distance service providers to benefit from the growth of the cellular customers. Advanced voice services (including ViPphone) continue to replace basic voice and the growth in SMP revenues has more than offset the decline in basic voice revenues.

Annual 2003 domestic long distance revenue was R$4.1 billion compared to R$4.4 billion in the previous year. The decline in domestic long distance revenues is the result of loss of basic voice revenues due to line blocking and competition.

International Long Distance

International long distance revenue was R$212 million in the fourth quarter of 2003 representing a 3.9 percent increase from the previous 2003 quarter. Growth of inbound traffic and rates as well as higher international SMP traffic, more than offset declines in basic outbound traffic. Compared to the fourth quarter of 2002, international revenues declined 9.1 percent mainly due to lower outbound traffic.

Year-to-date, international revenue was R$857 million compared to R$931 million in 2002. This decline resulted from lower traffic due to line blocking and competition.

Other Revenues including Local

Local Services - Vésper - Other Revenues

Local services contribute to quarter-over-quarter revenue growth

Embratel ended the fourth quarter of 2003 with other revenues of R$143 million compared to R$87 million in the third quarter of 2003 and R$71 million in the fourth quarter of 2002. The increase in the other revenue line item is entirely attributable to the growth in local revenues including one month of Vésper's revenues. The local revenue stream was a strong contributor to Embratel's fourth quarter of 2003 revenue growth.

The number of Vipline local service clients has continued to grow and initial price promotions are terminating, allowing revenues to pick-up.

In 2003, other services revenue was R$379 million compared to R$251 million in 2002. All the increase in this account, which includes one month of Vésper's revenue, was due to local service revenues.

The acquisition of Vésper is enabling Embratel to further increase local revenues by expanding its addressable market. In addition to the corporate market, Embratel will be able to address small companies, SOHOs and the residential market using individual lines. This further complements Embratel's NGN strategy to address these segments of the local market.

Embratel launched its first Embratel-Vésper service - Livre™. Livre™ is a fixed wireless phone line for which there is no subscription or installation fee, only per minute usage charges. The fixed or portable handset is acquired by customers at major retailers at a cost comparable to 8-13 months subscription fee for a competing fixed line service. Livre™ offers, at no additional cost, value added services such as caller ID, follow-me and answering machine services.

EBITDA

EBITDA growth and margin improvement continues

In 2003, EBITDA reached R$1.8 billion representing a growth of 22.7 percent when compared to 2002. EBITDA margin rose to 25.3 percent compared to 19.7 percent in the prior year. This significant margin improvement results from a lower telco ratio and much reduced allowance for doubtful receivables as well as from strict cost controls on operating expenses.

Exhibit 10				% Var	% Var
R$ thousands	4Q02	3Q03	4Q03	YoY	QoQ	2002	2003	% Var

Net revenues	1,786,115	1,794,864	1,874,330	4.9%	4.4%	7,371,630	7,043,610	-4.4%

Costs and Expenses
Interconnection & facilities	(839,621)	(826,391)	(869,349)	3.5%	5.2%	(3,538,843)	(3,233,979)	-8.6%
Other cost of service	(139,527)	(126,894)	(130,908)	-6.2%	3.2%	(480,793)	(503,306)	4.7%
Selling expenses	(268,675)	(184,341)	(202,365)	-24.7%	9.8%	(1,091,605)	(784,776)	-28.1%
G&A expenses	(222,809)	(154,721)	(204,199)	-8.4%	32.0%	(837,412)	(813,462)	-2.9%
Other operating income/(expense)	15,866	50,434	14,823	-6.6%	-70.6%	30,529	74,899	145.3%

EBITDA	331,349	552,951	482,332	45.6%	-12.8%	1,453,506	1,782,986	22.7%
Ebitda Margin	18.6%	30.8%	25.7%	7.2 pp	-5.1 pp	19.7%	25.3%	5.6 pp

EBITDA was R$482 million (including Vésper) in the fourth quarter of 2003 compared to R$553 million in the previous 2003 quarter. Excluding the effect of the reclassification of certain expenses related to financial transactions made in the third quarter of 2003 and some provision reversals, fourth quarter 2003 EBITDA, would have been comparable.

EBITDA margin rose to 25.7 percent in the fourth quarter 2003 compared an EBITDA margin of 18.6 in the fourth quarter of 2002.

Allowance for doubtful accounts continued to decline as a percentage of gross revenues, in the fourth quarter of 2003, to 3.3 percent of gross revenues (4.4 percent of net revenues). This was the eight consecutive quarter of decline. The slight increase in the absolute provision value reflects increasing SMP revenues and Vésper. As these revenues continue to increase, they may put pressure on the level of allowance. Compared to the fourth quarter 2002, allowance for doubtful accounts fell by 40.4 percent.

Personnel expenses and other related expenses rose in the quarter as a result of salary increases (Union agreements in Nov-Dec and compensation related items). Vésper also contributed to some increase in personnel expenses. Year-over-year, personnel and employee profit sharing declined by 3.1 percent. Expenses with third party services were stable as a percentage of revenues in the fourth quarter of 2003 compared to the prior quarter despite added expenses from Vésper which accounted for approximately half of the increase in the absolute amount of third party expenses. Compared to the same period of the previous year, third party expenses declined 16.9 percent.

Interconnection costs, as a percentage of net revenues, rose to 46.4 percent in the fourth quarter of 2003 resulting in part from higher SMP traffic (which has a higher telco cost) as well as to the consolidation of Vésper. Compared to the fourth quarter of 2002, when interconnection costs, as a percentage of net revenues, was 47 percent, telco ratio fell.

EBIT

In the fourth quarter of 2003, EBIT was R$195 million compared to R$267 million in the previous 2003 quarter. The decline is related to reclassification and provision reversals, which raised EBIT in the third quarter of 2003. Compared to an EBIT of R$31 million in the fourth quarter of 2002, there was a significant increase, basically reflecting the company's operational improvements.

In the twelve-month period ending December 2003, EBIT was R$630 million representing an operating margin of 8.9 percent and a 102.4 percent increase when compared to 2002.

Net Income

Exhibit 17				% Var	% Var
R$ thousands	4Q02	3Q03	4Q03	YoY	QoQ	2002	2003	% Var

Net income/(loss)	111,942	15,493	69,095	-38.3%	346.0%	(626,342)	223,634	nm
End of period shares outstanding (1000)	332,629,361	332,669,911	333,419,064	0.2%	0.2%	332,629,361	333,419,064	0.2%
Earnings per 1000 shares (R$)	0.34	0.05	0.21	-38.4%	345.0%	(1.88)	0.67	nm

Net income was R$69 million in the fourth quarter of 2003 compared to a net income of R$15 million in the third quarter of 2003. The increase is attributable to both the improvement in the company's operating performance and to the sale of non-core assets. Compared to the fourth quarter of 2002 when net income benefited from the appreciation of the currency, fourth quarter 2003 net income declined.

The financial expense, monetary and exchange variation in the fourth quarter of 2003 was R$213 million representing a decline when compared to financial expense of R$303 million in the third quarter of 2003.

Net income in 2003 was R$224 million compared to a loss of R$626 million in 2002.

Financial Position

Cash position on December 31, 2003 was R$1.7 billion. Embratel ended the quarter with a total outstanding debt of R$4.6 billion. Net debt fell to R$2.9 billion from R$3.3 billion in the previous 2003 quarter and from R$4.0 billion in the fourth quarter of 2002. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$1.2 billion, reflecting a significant decline from R$2.6 billion of short-term debt in the fourth quarter of 2002.

During the fourth quarter, Embratel issued US$275 million in 5-year notes with an 11 percent coupon. "This offering marked Embratel's entry into the debt capital markets" said Norbert Glatt, Vice President of Finance of Embratel. The purpose of the issue was to increase the average term of the company's debt profile. In the fourth quarter, Embratel used part of these funds to replace R$151 million of Real CDI+4% debt and R$34 million foreign currency debt which were part of the March 2003 financing agreement, by longer term financing. Further replacement of refinancing agreement debt is expected to occur in the first quarter of 2004. At least another R$400 million (US$150 million) is expected to be substituted in the first quarter of 2004.

Approximately 54.4 percent of Embratel's total debt is either denominated in Reais or hedged against currency fluctuations (Exhibit 20). The decline in the company's overall cost of debt results from the reduction of local interest rates.

Exhibit 20	Sep 30, 2003				Dec 31, 2003
Embratel Participações SA	Amounts in R$ thousands	%	Average Cost of Debt	Maturity	Amounts in R$ thousands	%	Average Cost of Debt	Maturity

Hedged and reais short term debt	1,285,719	88.9%	94,68% CDI	up to 1,0 year	1,036,977	85.2%	95,61% CDI	up to 1,0 year
Unhedged short term debt	159,724	11.1%	US$ + 6,99%	up to 1,0 year	180,279	14.8%	US$ + 6,43%	up to 1,0 year
Total short term debt	1,445,443	36.3%			1,217,256	26.5%

Hedged and reais long term debt	830,528	32.8%	119,55% CDI	up to 4,8 years	1,462,271	43.3%	104,22% CDI	up to 4,5 years
Unhedged long term debt	1,700,612	67.2%	US$ + 6,76%	up to 6,9 years	1,911,070	56.7%	US$ + 8,44%	up to 9,4 years
Total long term debt	2,531,140	63.7%			3,373,341	73.5%

Hedged and reais total debt	2,116,247	53.2%	104,44% CDI	up to 4,8 years	2,499,248	54.4%	100,61% CDI	up to 4,5 years
Unhedged total debt	1,860,336	46.8%	US$ + 6,78%	up to 6,9 years	2,091,349	45.6%	US$ + 8,23%	up to 9,4 years
Total debt	3,976,583	100.0%	US$ + 7,73%	up to 6,9 years	4,590,597	100.0%	US$ + 5,73%	up to 9,4 years

Note: The short-term debt reflected above does not include the full benefit of the financing program. Even though contracts have been entered into that require extension of maturities on the debt, the reclassification from short-term to long-term debt only occurs at the time of the original loan maturity.

Receivables

The company's net receivable position on December 31, 2003 was R$1.7 billion. The increase in receivables in the fourth quarter was associated with the growth in SMP but the consolidation of Vésper also had some impact. The voice aging profile of basic voice receivables billed by Embratel, has continued to improve: 84.0 percent of net voice receivables were current at the end of the fourth quarter of 2003 compared to 80.9 percent at the end of the third quarter 2003.

Days-sales-outstanding (DSO), based on net receivables, rose from 60 days in the third quarter of 2003 to 62 days. The increase is related to the growth in SMP and the consolidation with Vésper.

Exhibit 21 Embratel Participações SA	Gross Receivables R$ thousands
R$ thousands	Sep 30, 2003	Dec 31, 2003

Account Receivables
Voice Services (Gross)	2,641,515	2,799,273
Data, Telco and Other Services	638,137	619,924
Foreign Administrations	211,466	179,266
Gross Receivables	3,491,118	3,598,463
Allowance for Doubtful Accounts (Balance)	(1,944,283)	(1,926,426)
Net Receivables	1,546,835	1,672,037

Exhibit 22 Embratel Participações SA	Net Account Receivables 2003
R$ thousands	Sep 30, 2003	Dec 31, 2003

Voice Services (Net)	825,257	1,027,915
Current	80.9%	84.0%
1-60 days	13.8%	12.7%
61-120 days	5.3%	3.4%
> 120 days	0.0%	0.0%

Capex

Total capital expenditures in the quarter were R$206 million. The breakout of this expenditure is as follows: local infrastructure and access – 13.7 percent (including PPIs); data and Internet services – 17.7 percent; network infrastructure – 3.9 percent, others - 36.1 percent and Star One - 28.7 percent. Capex in 2003 was R$489 million, lower than anticipated due to the fact that some satellite investment planned for the fourth quarter of 2003 was delayed to 2004.

Other Information

Embratel completed the acquisition of Vésper on December 2, 2003, having secured Anatel's approval of the transaction and one month of its operations were consolidated into Embratel Participações. A transition team is in place to maximize the synergies between the two companies.

Also in the fourth quarter of 2003, Embratel concluded the sale of its participation in Inmarsat, an international satellite consortium. The sale of this asset raised US$30 million of cash for the company. Embratel continues to look for opportunities to monetize non-core assets.

Embratel is optimistic with respect to the 2004 environment. Economic activity is picking up, interest rates have declined and there has been progress in needed structural reforms. All of these factors help enable the country to grow.

During 2003, the Government and Regulatory Agencies strengthened their commitment towards creating a more leveled-playing field for competition in the telecommunications industry. This will reinforce Embratel's ability to continue to compete, and to offer society with the value, quality, service and innovation demanded in this rapidly evolving sector. Embratel believes that the Government's commitment towards competition will continue to progress, and that it will be translated into specific regulations that will be implemented during 2004.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national, local service provider for corporates. Service offerings: include telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

(Exhibits:
25 - Quarterly Income Statement,
26 - Annual Income Statement,
27 - Quarterly Costs,
28 - Annual Cost,
29 - Balance Sheet,
30 - Annual Cash Flow Statement
to follow)

Exhibit 25 Embratel Participações SA Consolidated Income Statement - Corporate Law	Quarter ending						% change

R$ thousands	Dec 31, 2002%		Sep 30, 2003%		Dec 31, 2003%		YoY	QoQ

Revenues
Gross revenues	2,253,148		2,359,208		2,464,253		9.4%	4.5%
Taxes & other deductions	(467,033)		(564,344)		(589,923)		26.3%	4.5%
Net revenues	1,786,115	100.0%	1,794,864	100.0%	1,874,330	100.0%	4.9%	4.4%
Net voice revenues	1,244,079	69.7%	1,270,769	70.8%	1,306,171	69.7%	5.0%	2.8%
Domestic long distance	1,010,842	56.6%	1,066,901	59.4%	1,094,269	58.4%	8.3%	2.6%
International long distance	233,237	13.1%	203,868	11.4%	211,902	11.3%	-9.1%	3.9%
Net data communications	470,624	26.3%	437,343	24.4%	425,534	22.7%	-9.6%	-2.7%
Data & internet	451,321	25.3%	411,234	22.9%	396,478	21.2%	-12.2%	-3.6%
Wholesale	19,303	1.1%	26,109	1.5%	29,056	1.6%	50.5%	11.3%
Net other services	71,412	4.0%	86,752	4.8%	142,625	7.6%	99.7%	64.4%

Net revenues	1,786,115	100.0%	1,794,864	100.0%	1,874,330	100.0%	4.9%	4.4%
Cost of services	(979,148)	-54.8%	(953,285)	-53.1%	(1,000,257)	-53.4%	2.2%	4.9%

Interconnection & facilities	(839,621)	-47.0%	(826,391)	-46.0%	(869,349)	-46.4%	3.5%	5.2%
Personnel	(70,000)	-3.9%	(52,627)	-2.9%	(57,424)	-3.1%	-18.0%	9.1%
Third-party services	(54,134)	-3.0%	(52,513)	-2.9%	(55,901)	-3.0%	3.3%	6.5%
Other	(15,393)	-0.9%	(21,754)	-1.2%	(17,583)	-0.9%	14.2%	-19.2%
Selling expenses	(268,675)	-15.0%	(184,341)	-10.3%	(202,365)	-10.8%	-24.7%	9.8%

Personnel	(65,472)	-3.7%	(58,242)	-3.2%	(64,516)	-3.4%	-1.5%	10.8%
Third-party services	(63,327)	-3.5%	(43,318)	-2.4%	(50,251)	-2.7%	-20.6%	16.0%
Allowance for doubtful accounts	(137,459)	-7.7%	(80,766)	-4.5%	(81,870)	-4.4%	-40.4%	1.4%
Other	(2,417)	-0.1%	(2,015)	-0.1%	(5,728)	-0.3%	137.0%	184.3%
G&A expenses	(222,809)	-12.5%	(154,721)	-8.6%	(204,199)	-10.9%	-8.4%	32.0%

Personnel & Employee profit sharing	(41,894)	-2.3%	(37,053)	-2.1%	(49,879)	-2.7%	19.1%	34.6%
Third-party services	(152,885)	-8.6%	(120,269)	-6.7%	(118,552)	-6.3%	-22.5%	-1.4%
Taxes	(14,751)	-0.8%	13,758	0.8%	(17,702)	-0.9%	20.0%	nm
Other	(13,279)	-0.7%	(11,157)	-0.6%	(18,066)	-1.0%	36.0%	61.9%
Other operating income/(expense)	15,866	0.9%	50,434	2.8%	14,823	0.8%	-6.6%	-70.6%
EBITDA	331,349	18.6%	552,951	30.8%	482,332	25.7%	45.6%	-12.8%
Depreciation and amortization	(300,567)	-16.8%	(286,070)	-15.9%	(287,760)	-15.4%	-4.3%	0.6%
Operating income (EBIT)	30,782	1.7%	266,881	14.9%	194,572	10.4%	532.1%	-27.1%
Financial income, monetary and exchange variation	64,899	3.6%	71,252	4.0%	47,712	2.5%	-26.5%	-33.0%

Financial income	54,806	3.1%	73,140	4.1%	61,692	3.3%	12.6%	-15.7%
Monetary and exchange variation (income)	10,093	0.6%	(1,888)	-0.1%	(13,980)	-0.7%	nm	640.5%
Financial expense, monetary and exchange variation	85,626	4.8%	(303,287)	-16.9%	(212,864)	-11.4%	nm	-29.8%

Financial expense	(102,647)	-5.7%	(164,495)	-9.2%	(144,372)	-7.7%	40.6%	-12.2%
Monetary and exchange variation (expense)	188,273	10.5%	(138,792)	-7.7%	(68,492)	-3.7%	nm	-50.7%
Other non-operating income/(expense)	(583)	0.0%	(4,551)	-0.3%	95,623	5.1%	nm	nm
Net income/(loss) before tax and minority interest	180,724	10.1%	30,295	1.7%	125,043	6.7%	-30.8%	312.8%

Income tax and social contribution	(60,911)	-3.4%	(6,406)	-0.4%	(41,818)	-2.2%	-31.3%	552.8%
Minority interest	(7,871)	-0.4%	(8,396)	-0.5%	(14,130)	-0.8%	79.5%	68.3%
Net income/(loss)	111,942	6.3%	15,493	0.9%	69,095	3.7%	-38.3%	346.0%

End of period shares outstanding (1000)	332,629,361		332,669,911		333,419,064
Earnings per 1000 shares (R$)	0.34		0.05		0.21

Note: 2002 annual and quarterly income statement figures have been restated to reflect the reclassification of financial expenses related taxes made in the third quarter of 2003
(see Earnings Release dated October 27, 2003 for further information - www.embratel.com.br/investor relations)

Exhibit 26 Embratel Participações SA Consolidated Income Statement - Corporate Law	Twelve months ending				% change

R$ thousands	Dec 31, 2002%		Dec 31, 2003%		YoY

Revenues
Gross revenues	9,482,424		9,177,182		-3.2%
Taxes & other deductions	(2,110,794)		(2,133,572)		1.1%
Net revenues	7,371,630	100.0%	7,043,610	100.0%	-4.4%
Net voice revenues	5,288,062	71.7%	4,908,306	69.7%	-7.2%
Domestic long distance	4,356,796	59.1%	4,051,721	57.5%	-7.0%
International long distance	931,266	12.6%	856,585	12.2%	-8.0%
Net data communications	1,832,439	24.9%	1,756,144	24.9%	-4.2%
Data & internet	1,756,507	23.8%	1,658,908	23.6%	-5.6%
Wholesale	75,932	1.0%	97,236	1.4%	28.1%
Net other services	251,129	3.4%	379,160	5.4%	51.0%

Net revenues	7,371,630	100.0%	7,043,610	100.0%	-4.4%
Cost of services	(4,019,636)	-54.5%	(3,737,285)	-53.1%	-7.0%

Interconnection & facilities	(3,538,843)	-48.0%	(3,233,979)	-45.9%	-8.6%
Personnel	(228,045)	-3.1%	(214,801)	-3.0%	-5.8%
Third-party services	(204,281)	-2.8%	(222,558)	-3.2%	8.9%
Other	(48,467)	-0.7%	(65,947)	-0.9%	36.1%
Selling expenses	(1,091,605)	-14.8%	(784,776)	-11.1%	-28.1%

Personnel	(246,668)	-3.3%	(238,892)	-3.4%	-3.2%
Third-party services	(207,335)	-2.8%	(180,156)	-2.6%	-13.1%
Allowance for doubtful accounts	(627,136)	-8.5%	(353,142)	-5.0%	-43.7%
Other	(10,466)	-0.1%	(12,586)	-0.2%	20.3%
G&A expenses	(837,412)	-11.4%	(813,462)	-11.5%	-2.9%

Personnel & Employee profit sharing	(165,816)	-2.2%	(185,255)	-2.6%	11.7%
Third-party services	(554,111)	-7.5%	(500,524)	-7.1%	-9.7%
Taxes	(80,121)	-1.1%	(73,153)	-1.0%	-8.7%
Other	(37,364)	-0.5%	(54,530)	-0.8%	45.9%
Other operating income/(expense)	30,529	0.4%	74,899	1.1%	145.3%
EBITDA	1,453,506	19.7%	1,782,986	25.3%	22.7%
Depreciation and amortization	(1,142,168)	-15.5%	(1,152,753)	-16.4%	0.9%
Operating income (EBIT)	311,338	4.2%	630,233	8.9%	102.4%
Financial income, monetary and exchange variation	519,193	7.0%	139,855	2.0%	-73.1%

Financial income	181,622	2.5%	244,154	3.5%	34.4%
Monetary and exchange variation (income)	337,571	4.6%	(104,299)	-1.5%	nm
Financial expense, monetary and exchange variation	(2,071,578)	-28.1%	(299,780)	-4.3%	-85.5%

Financial expense	(441,760)	-6.0%	(510,340)	-7.2%	15.5%
Monetary and exchange variation (expense)	(1,629,818)	-22.1%	210,560	3.0%	nm
Other non-operating income/(expense)	209,120	2.8%	(70,401)	-1.0%	nm
Net income/(loss) before tax and minority interest	(1,031,927)	-14.0%	399,907	5.7%	nm

Income tax and social contribution	414,196	5.6%	(136,906)	-1.9%	nm
Minority interest	(8,611)	-0.1%	(39,367)	-0.6%	357.2%
Net income/(loss)	(626,342)	-8.5%	223,634	3.2%	nm

End of period shares outstanding (1000)	332,629,361		333,419,064
Earnings per 1000 shares (R$)	(1.88)		0.67

Note: 2002 annual and quarterly income statement figures have been restated to reflect the reclassification of financial expenses related taxes made in the third quarter of 2003
(see Earnings Release dated October 27, 2003 for further information - www.embratel.com.br/investor relations)

Exhibit 27 Embratel Participações SA Consolidated Income Statement - Corporate Law	Quarter ending						% change

R$ thousands	Dec 31, 2002%		Sep 30, 2003%		Dec 31, 2003%		YoY	QoQ

Revenues
Gross revenues	2,253,148		2,359,208		2,464,253		9.4%	4.5%
Taxes & other deductions	(467,033)		(564,344)		(589,923)		26.3%	4.5%
Net revenues	1,786,115	100.0%	1,794,864	100.0%	1,874,330	100.0%	4.9%	4.4%

Interconnection & facilities	(839,621)	-47.0%	(826,391)	-46.0%	(869,349)	-46.4%	3.5%	5.2%
Personnel & Employee profit sharing	(177,366)	-9.9%	(147,922)	-8.2%	(171,819)	-9.2%	-3.1%	16.2%
Third-party services	(270,346)	-15.1%	(216,100)	-12.0%	(224,704)	-12.0%	-16.9%	4.0%
Allowance for doubtful accounts	(137,459)	-7.7%	(80,766)	-4.5%	(81,870)	-4.4%	-40.4%	1.4%
Taxes	(14,751)	-0.8%	13,758	0.8%	(17,702)	-0.9%	20.0%	nm
Other	(31,089)	-1.7%	(34,926)	-1.9%	(41,377)	-2.2%	33.1%	18.5%
Total Operating Costs / Expenses	(1,470,632)	-82.3%	(1,292,347)	-72.0%	(1,406,821)	-75.1%	-4.3%	8.9%
Other operating income/(expense)	15,866	0.9%	50,434	2.8%	14,823	0.8%	-6.6%	-70.6%
EBITDA	331,349	18.6%	552,951	30.8%	482,332	25.7%	45.6%	-12.8%
Net income/(loss)	111,942	6.3%	15,493	0.9%	69,095	3.7%	-38.3%	346.0%

End of period shares outstanding (1000)	332,629,361		332,669,911		333,419,064
Earnings per 1000 shares (R$)	0.34		0.05		0.21

Note: 2002 annual and quarterly income statement figures have been restated to reflect the reclassification of financial expenses related taxes made in the third quarter of 2003
(see Earnings Release dated October 27, 2003 for further information - www.embratel.com.br/investor relations)

Exhibit 28 Embratel Participações SA Consolidated Income Statement - Corporate Law	Twelve months ending				% change

R$ thousands	Dec 31, 2002%		Dec 31, 2003%		YoY

Revenues
Gross revenues	9,482,424		9,177,182		-3.2%
Taxes & other deductions	(2,110,794)		(2,133,572)		1.1%
Net revenues	7,371,630	100.0%	7,043,610	100.0%	-4.4%

Interconnection & facilities	(3,538,843)	-48.0%	(3,233,979)	-45.9%	-8.6%
Personnel & Employee profit sharing	(640,529)	-8.7%	(638,948)	-9.1%	-0.2%
Third-party services	(965,727)	-13.1%	(903,238)	-12.8%	-6.5%
Allowance for doubtful accounts	(627,136)	-8.5%	(353,142)	-5.0%	-43.7%
Taxes	(80,121)	-1.1%	(73,153)	-1.0%	-8.7%
Other	(96,297)	-1.3%	(133,063)	-1.9%	38.2%
Total Operating Costs / Expenses	(5,948,653)	-80.7%	(5,335,523)	-75.7%	-10.3%
Other operating income/(expense)	30,529	0.4%	74,899	1.1%	145.3%
EBITDA	1,453,506	19.7%	1,782,986	25.3%	22.7%
Net income/(loss)	(626,342)	-8.5%	223,634	3.2%	nm

End of period shares outstanding (1000)	332,629,361		333,419,064
Earnings per 1000 shares (R$)	(1.88)		0.67

Note: 2002 annual and quarterly income statement figures have been restated to reflect the reclassification of financial expenses related taxes made in the third quarter of 2003
(see Earnings Release dated October 27, 2003 for further information - www.embratel.com.br/investor relations)

Exhibit 29
Embratel Participações SA
Consolidated Balance Sheet - Corporate Law
R$ thousands	Dec 31, 2002	Sep 30, 2003	Dec 31, 2003

Assets
Current Assets	3,164,880	2,985,148	4,127,529
Cash and cash equivalents	886,991	685,132	1,719,496
Account receivables, net	1,590,996	1,546,835	1,672,037
Deferred and recoverable taxes (current)	437,838	516,651	465,719
Other current assets	249,055	236,530	270,277
Noncurrent Assets	1,496,032	1,583,885	1,603,187
Deferred and recoverable taxes	1,185,636	1,197,007	1,151,696
Legal deposits	270,011	348,533	381,561
Other non-current assets	40,385	38,345	69,930
Permanent Assets	8,184,696	7,308,116	7,237,087
Investments	267,042	81,564	39,888
Net property, plant & equipment	7,795,867	7,226,552	7,194,329
Deferred fixed assets	121,787	-	2,870
Total Assets	12,845,608	11,877,149	12,967,803

Liabilities and Shareholders`s Equity
Current Liabilities	5,032,843	3,711,608	3,966,166
Personnel, charges and social benefits	118,075	110,944	87,585
Accounts payable and accrued expenses	1,680,690	1,518,537	1,822,611
Taxes and contributions (current)	252,284	313,276	347,358
Dividends and interest on capital payable	23,466	19,626	95,386
Proposed dividends and interest on capital	14,254	-	18,858
Short term debt and current portion of long term debt	2,566,482	1,445,443	1,217,256
Provision for contingencies	53,378	50,504	73,749
Actuarial liabilities - Telos (current)	63,973	65,390	64,442
Employee profit sharing provision	42,113	37,888	52,107
Subsidiaries and associated companies	96,671	12,536	11,994
Other current liabilities	121,457	137,464	174,820
Non-current Liabilities	2,747,000	2,923,640	3,769,095
Taxes and contributions	55,557	53,025	52,061
Long term debt	2,325,453	2,531,140	3,373,341
Actuarial liabilities - Telos	338,982	323,662	328,803
Other non-current liabilities	27,008	15,813	14,890
Deferred Income	121,889	113,933	135,358
Minority interest position	224,083	249,404	222,382
Shareholders' Equity	4,719,793	4,878,564	4,874,802
Paid-in capital	2,273,913	2,273,913	2,273,913
Income reserves	1,912,113	1,912,113	2,050,269
Treasury stock	(41,635)	(40,680)	(19,133)
Retained earnings	575,402	733,218	569,753
Total Liabilities and Shareholders' Equity	12,845,608	11,877,149	12,967,803

Total borrowed funds	4,891,935	3,976,583	4,590,597
Net debt	4,004,944	3,291,451	2,871,101
Net debt / Shareholder`s Equity	0.85	0.67	0.59

Total Debt / Trailing Ebitda (last 4 quarters)	3.4	2.4	2.6
Net Debt / Trailing Ebitda (last 4 quarters)	2.8	2.0	1.6
Ebitda / Financial expense	3.2	3.4	3.3
Ebitda / Net financial expense	nm	2.4	2.9

Exhibit 30
Embratel Participações SA
Consolidated Statement of Cash Flow - Corporate Law
R$ thousands	Dec 31, 2002	Dec 31, 2003

Cash provided by operating activities
Net income/(loss) - cash flow	(626,342)	223,634
Depreciation/Amortization	1,142,168	1,152,753
Exchange and Monetary (Gains)/Losses	1,954,464	(636,851)
Swap Hedge Effects	(703,473)	410,283
Minority Interest - cash flow	8,611	39,367
Loss/(Gain) on permanent asset disposal	11,653	(28,858)
Goodwill write-off	-	101,489
Other operating activities	(26,443)	(36,448)
Changes in current and noncurrent assets and liabilities	(274,679)	(89,234)
Net cash provided by operating activities	1,485,959	1,136,135

Cash flow form investing activities
Additions to investments/Goodwill	(106)	32
Additions to property, plant and equipment	(1,034,594)	(546,551)
Deferred fixed assets - cash flow	-	(2,870)
Investments sales	53	248,339
Net cash used in investing activities	(1,034,647)	(301,050)

Cash flow from financing activities
Loans obtained and repaid	(275,327)	(73,052)
Swap Hedge Settlement	51,907	132,888
Other investing activities	6,946	(62,416)
Net cash used in financing activities	(216,474)	(2,580)

Increase in cash and cash equivalents	234,838	832,505
Cash and cash equivalents at beginning of period	652,153	886,991

Cash and cash equivalents at end of period	886,991	1,719,496

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.